Exhibit 99.1

Country Style Cooking Enters into Definitive Merger Agreement for Going Private Transaction

Chongqing, December 18, 2015 — Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”, “CSC” or the “Company”), a fast-growing quick service restaurant chain in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Country Style Cooking Restaurant Chain Holding Limited (“Parent”) and Country Style Cooking Restaurant Chain Merger Company Limited (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which Parent will acquire Country Style Cooking (the “Transaction”) for US$1.3075 per ordinary share of the Company (a “Share”) or US$5.23 per American depositary share, each representing four Shares (an “ADS”). This amount represents a premium of 18.9% to the closing trading price of the Company’s ADS on August 13, 2015, the last trading day prior to August 14, 2015, the date on which the Company announced that it had received a “going-private” proposal.

Immediately after the completion of the Transaction, Parent will be ultimately beneficially owned by Ms. Hong Li, Co-Founder and Chairwoman of the Board, Mr. Xingqiang Zhang, Co-Founder, Chief Executive Officer and Director of the Company and Sky Success Venture Holdings Limited (collectively, the “Buyer Group”), and SIG China Investments One, Ltd. (“SIG China”). To date, the Buyer Group and SIG China beneficially own, in the aggregate, approximately 68.9% of the outstanding Shares (excluding outstanding share incentive awards of the Company).

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a special committee of the Board (the “Special Committee”), approved the Merger Agreement and the Transaction and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Transaction. The Special Committee, which is composed solely of independent directors of the Company who are unaffiliated with Parent, Merger Sub or any member of the Buyer Group or SIG China, exclusively negotiated the terms of the Merger Agreement with the Buyer Group with the assistance of its independent financial and legal advisors.

The Transaction is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders convened to consider the authorization and approval of the Merger Agreement. The Buyer Group and SIG China has each agreed to vote all of the Shares beneficially owned by them in favor of the authorization and approval of the Merger Agreement and the Transaction. If completed, the Transaction will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the New York Stock Exchange.

The Buyer Group intends to fund the Transaction from the proceeds of a loan to be provided by China Merchants Bank Co., Ltd., New York Branch pursuant to a debt commitment letter dated December 17, 2015.

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the Transaction, the Company and the other participants in the Transaction.

Duff & Phelps, LLC and Duff & Phelps Securities, LLC (together, “Duff & Phelps”) are serving as financial advisors to the Special Committee. Kirkland & Ellis is serving as U.S. legal advisor to the Special Committee and Maples and Calder is serving as Cayman Islands legal advisor to the Company.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to the Buyer Group and Travers Thorp Alberga is serving as Cayman Islands legal advisor to the Buyer Group.

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Safe Harbor Statements

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Uncertainties and assumptions, and the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Phone: +86-23-8866-8866

E-mail: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com

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